

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 9, 2017

<u>Via E-mail</u>
William M. Greenman
President and Chief Executive Officer
Cerus Corporation
2550 Stanwell Drive
Concord, California 94520

   Re: Cerus Corporation
      Registration Statement on Form S-3
      Filed August 4, 2017
      File No. 333-219727

Dear Mr. Greenman:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tom Jones at (202) 551-3602 with any questions.

            Sincerely,

            /s/ Tom Jones for

            Amanda Ravitz
            Assistant Director
            Office of Electronics and Machinery

cc: Chadwick Mills